Filed by NexTier Oilfield Solutions Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NexTier Oilfield Solutions Inc.

Commission File No. 001-37988

On June 30, 2023, a video with the following transcript was sent to NexTier field employees:

NexTier Field Employee Video Transcript

Hello, everyone. It’s been an exciting last two weeks for NexTier! On June 15, we announced an agreement to merge two great Houston companies – NexTier Oilfield Solutions and Patterson-UTI.

I’m Robert Drummond, President and CEO of NexTier, and I’m delighted to discuss this news and the exciting opportunities it is going to create.

This merger of equals creates a new company that is stronger than the two individual entities. Together, we are going to build a company focused on unconventional shale development with the resources to help our customers achieve their production goals and provide affordable energy for our country and the whole world. We will combine our talents, expertise and shared vision to create an industry leading drilling and completions services provider.

We’ve received lots of positive feedback about this transaction from our customers, partners, suppliers, shareholders and most importantly, from our employees. All of this makes us even more excited about the significant growth opportunities ahead for our business and for our people, you guys.

Patterson-UTI is a leading provider of drilling and completions oilfield services and products in the U.S. It has operations across most of the active basins in North America. We know their team well and have a deep respect for the company they have built.

Patterson-UTI’s operations are highly complementary to our own and have many complementary and similar customers. Our combined company will be a true industry leader, better positioned than ever to serve our customers with best-in-class operations and technology.

Patterson-UTI brings one of the strongest drilling solutions portfolios in the industry. By combining their solutions with our completions portfolio, we will be able to support a greater number of customers across geographies and throughout the full well life cycle. Together, we will offer customers a truly comprehensive suite of wellsite solutions, strengthening our position as the partner of choice.

Furthermore, our additional resources will enable us to accelerate our transition to more a fuel-efficient fleet, it will enhance our digital capabilities and progress our wellsite integration strategy.

The benefits for our employees are also compelling. Both NexTier and Patterson-UTI bring a strong track record of investing in our employees through competitive benefit offerings, compensation that is market leading, and professional development opportunities.

We will continue to focus on strengthening our talent pipeline with employee development programs for our skills-based population as well at the management level. We believe this is key to delivering results and we will work to align our programs to fit our strategy as we move forward.

We also expect to offer even more career advancement opportunities to our employees as a larger organization with an increased geographical footprint. We are confident that together we can unlock opportunities that neither NexTier or Patterson-UTI could achieve on our own.

As a quick note to our field employees currently working out in the extreme heat, I recognize the conditions you are working in are very challenging. Thankfully due to your efforts and living within our safety programs, our safety incident rate is trending downward. Keep up the great work and continue to keep yourselves and your teammates safe. Thank you for the extra effort.

We firmly believe that our people and the culture we have built together here are what make our company successful. This merger will reinforce that commitment – by bringing together the values, talents and capabilities that all of you bring to your job every day.

We will have a leadership team that includes representatives of both companies. Upon closing, I will serve as Vice Chair of the Board. Patterson-UTI’s Chief Executive Officer, Andy Hendricks, who I’ve known for decades, will serve as President and CEO. The combined company will be called Patterson-UTI and our operations will reflect each company’s unique capabilities.

The combined completions business will operate under the NexTier name. Matt Gillard, our Chief Operations Officer and EVP of NexTier Completions Solutions, will lead this business like he does today.

So, what does this mean for you? In short, nothing is changing today. Given the size and diversity of our combined company, even after we close the transaction, we expect that our field employees will see few changes to their day-to-day operations. We expect the transaction to close in the fourth quarter of 2023.

Until then, NexTier and Patterson-UTI will remain separate, independent companies and it is business as usual for most of us. This means that you should not expect changes to your role or responsibilities, and our teams in the field will operate as they usually do.

As we bring our companies together, we are committed to creating an organization that reflects our shared passion for innovation, advancing sustainable solutions, fostering safety and efficiency and providing growth and development opportunities for employees. We are focused on ensuring this process is as seamless as possible for all of you, and will keep you informed as we make progress toward close.

Thank you and thank you all for your hard work and continued commitment to our mission. We have a truly unmatched team at NexTier, and I hope you share my excitement for our next chapter as part of Patterson-UTI.

Forward-Looking Statements

This communication, including the exhibits hereto, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that NexTier or Patterson-UTI expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows, synergies, opportunities and anticipated future performance, including the composition of the management team post-transaction, an expected accretion to earnings and free cash flow, increase in value of tax attributes, and expected impact on EBITDA. Information adjusted for the transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication including, but not limited to, (i) the competitive nature of the industry in which NexTier and Patterson-UTI conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets NexTier and Patterson-UTI serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on NexTier’s and Patterson-UTI’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) NexTier’s and Patterson-UTI’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in NexTier’s and Patterson-UTI’s industry; (xiii) fluctuations in the market price of NexTier’s and Patterson-UTI’s stock; (xiv) the level of, and obligations associated with, NexTier’s and Patterson-UTI’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of NexTier’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with NexTier’s and Patterson-UTI’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. All such factors are difficult to predict and are beyond NexTier’s or Patterson-UTI’s control, including those detailed in NexTier’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on NexTier’s website at www.nextierofs.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Patterson-UTI’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the SEC. All forward-looking statements are based on assumptions that NexTier and Patterson-UTI believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither NexTier nor Patterson-UTI undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Patterson-UTI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NexTier and Patterson-UTI that also constitutes a prospectus of Patterson-UTI. Each of NexTier and Patterson-UTI also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about NexTier and Patterson-UTI, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at www.nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170.

Participants in the Solicitation

NexTier, Patterson-UTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Information about the directors and executive officers of Patterson-UTI is set forth in Patterson-UTI’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NexTier or Patterson-UTI using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.